Exhibit 17.1

WOLF-DIETER HASS

Nassauer Strasse 2

D-65187 wiesbaden, germany

Wiesbaden, May 30th 2006

Mr. David Coghlan

Chairman of the Board

Evans & Sutherland Computer Corporation

600 Komas Drive

Salt Lake City, Utah 84108

U.S.A.

Resignation from the E&S Board

Dear David,

Due to the sale of Evans & Sutherland’s Simulation Business to Rockwell Collins, which closed on May 26, 2006, I herewith declare my resignation from the E&S Board effective May 30, 2006.

As you know I have been a longtime senior manager in the aircraft simulation and training industry and feel that following the sale of the Company’s activities in that industry I should stand down.

I enjoyed serving on the Board during the past five years and wish Evans & Sutherland all success in the time to come.

Best Regards,

/s/ Wolf-Dieter Hass

Wolf-Dieter Hass

cc:                                 Jim Oyler